                           CMAC INVESTMENT CORPORATION
                        SCHEDULE OF NET INCOME PER SHARE


                                                                     QUARTER ENDED MARCH 31
                                                                   -------------------------
                                                                      1997           1996(1)
                                                                   --------         --------
(In thousands, except per-share amounts and market prices)

Net income ..................................................      $ 17,284         $ 14,427
Preferred stock dividend adjustment .........................          (825)            (825)
                                                                   --------         --------
Adjusted net income .........................................      $ 16,459         $ 13,602

Average dilutive stock options outstanding ..................       1,576.9          1,509.1
Average exercise price per share ............................      $  16.13         $  13.95
Average market prices - primary basis .......................      $  34.91         $  26.51
Average market price - fully diluted basis ..................      $  34.91(2)      $  28.25

Average common share outstanding ............................        22,417           22,287
Increase in shares due to exercise of options -
 primary basis ..............................................           846              715
Increase in shares due to exercise of options -
 fully diluted basis ........................................           846(2)           764

Adjusted shares outstanding - primary .......................        23,263           23,002
Adjusted shares outstanding - fully diluted .................        23,263(2)        23,051

Net income per share - primary and fully diluted ............      $   0.71         $   0.59
                                                                   ========         ========

(1) All share and per-share data have been restated to reflect the stock split. See Note 3.

(2) Market price at March 31, 1997 was $33.38 and therefore, the average market price for the quarter has been used in the computation of fully diluted shares outstanding and net income per share on a fully diluted basis.



                                                                    EXHIBIT 11.1